                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2

                                (Original Filing)

                               A4S Security, Inc.
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   001069 10 3
                                 (CUSIP Number)

                               September 29, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [X]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)

CUSIP NO. 001069 10 3                      13G                       PAGE 2 OF 6

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1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Vision Opportunity Master Fund, Ltd.

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

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                           5.   SOLE VOTING POWER          395,778*

       NUMBER OF          ----- ------------------------------------------------
         SHARES            6. SHARED VOTING POWER          0
      BENEFICIALLY
        OWNED BY          ----- ------------------------------------------------
          EACH             7. SOLE DISPOSITIVE POWER       395,778*
       REPORTING
      PERSON WITH         ----- ------------------------------------------------
                           8. SHARED DISPOSITIVE POWER     0

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9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         395,778*

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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS)                                   [ ]

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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.99%*

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12.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
-------- -----------------------------------------------------------------------

CUSIP NO. 001069 10 3                      13G                       PAGE 3 OF 6

ITEM 1(a). NAME OF ISSUER:

A4S Security, Inc. (the "Issuer").

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

489 North Denver Avenue
Loveland, Colorado 80537

ITEM 2(a). NAME OF PERSON FILING:

Vision Opportunity Master Fund, Ltd. (the "Reporting Person")

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

20 West 55th Street, Fifth Floor
New York, New York 10019

ITEM 2(c). CITIZENSHIP:

Cayman Islands

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock of the Issuer, no par value per share (the "Common Stock").

ITEM 2(e). CUSIP NUMBER:

001069 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
(c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a)      Amount beneficially owned: 395,778 shares.*

         * The number of shares reported as beneficially owned represents the number of shares of Common Stock that the Reporting Person would be entitled to purchase pursuant to the 9.99% Beneficial Ownership Cap
         (defined below) based on 3,961,746 shares of Common Stock issued and outstanding as of August 3, 2006 as reported on the Issuer's Form
         10-QSB filed on August 14, 2006. On September 29, 2006, the Reporting
         Person acquired the following securities from the Issuer in a private placement transaction:

CUSIP NO. 001069 10 3                      13G                       PAGE 4 OF 6

         (i) 212,000 shares of Common Stock;

         (ii) a Convertible Promissory Note, $2,268,000 principal amount, dated
         September 29, 2006 (the "Note") and convertible into shares of the
         Issuer's Series A Preferred Stock, no par value per share ("Preferred
         Stock"). The Note shall be automatically converted upon stockholder approval into such number of shares of Preferred Stock as is equal to all then outstanding principal and interest on the Note divided by
         $3.50, which, as of the date of issuance of the Note was 648,000 shares of Preferred Stock. Each share of Preferred Stock will be convertible into one share of Common Stock, subject to adjustment as set forth in the Certificate of Designation of the Preferred Stock;

         (iii) a warrant to purchase 860,000 shares of Common Stock beginning on
         April 1, 2007 and expiring on October 1, 2010 at an exercise price of
         $4.75 per share ("Warrant A");

         (iv) a warrant to purchase 860,000 shares of Common Stock beginning on
         April 1, 2007 and expiring on April 1, 2008 at an exercise price of
         $4.75 per share ("Warrant B"); and

         (iii) a warrant to purchase 860,000 shares of Common Stock beginning on
         March 29, 2007 and expiring July 18, 2010 at an exercise price of $9.00 per share (the "new SWATW Warrants"). The Issuer will use its reasonable best efforts to obtain the same CUSIP number for the new
         SWATW Warrants as is assigned to the Issuer's current publicly-traded
         "SWATW" Warrants (the "existing SWATW Warrants") so that following registration of the new SWATW Warrants they will trade with the existing SWATW Warrants. If the Issuer is unable to do so prior to the six month anniversary of the closing, the new SWATW Warrants shall thereupon be exchanged for a warrant, identical in form to Warrant A and Warrant B issued at the closing, except that the exercise price shall be $8.00 per share and the expiration date shall be July 18,
         2010.

         The warrants described above (the "Warrants") and the Preferred Stock issuable upon conversion of the Note are subject to provisions pursuant to which the Reporting Person may not acquire shares of Common Stock upon exercise of such Warrants or conversion of such Preferred Stock to the extent that, upon exercise or conversion, the number of shares of
         Common Stock beneficially owned by the Reporting Person and its affiliates would exceed 9.99% of the issued and outstanding shares of
         Common Stock of the Issuer. In addition the terms of the Preferred
         Stock limit the right of the Reporting Person to convert such shares together with the Common Stock to the extent that the shares so converted by the Reporting Person would exceed 9.99% of the issued and outstanding shares of Common Stock of the Issuer. (Such provisions limiting the purchase of Common Stock are referred to herein as the
         "Beneficial Ownership Cap"). Adam Benowitz, in his capacity as managing member of the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person. Mr. Benowitz disclaims beneficial ownership of the securities disclosed herein.

(b)      Percent of class: 9.99%

(c)      Number of shares as to which such person has:

         (i) Sole power to vote or to direct the vote: 395,778*
         (ii) Shared power to vote or to direct the vote: 0
         (iii) Sole power to dispose or to direct the disposition of: 395,778*

CUSIP NO. 001069 10 3                      13G                       PAGE 5 OF 6

         (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 001069 10 3                      13G                       PAGE 6 OF 6

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 9, 2006

                                           Vision Opportunity Master Fund, Ltd.

                                           By: /s/ Adam Benowitz
                                           ------------------------------------
                                           Name: Adam Benowitz
                                           Title: Managing Member